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                            March 22, 2023

       David Flitman
       Chief Executive Officer
       US Foods Holding Corp.
       9399 W. Higgins Road, Suite 100
       Rosemont, IL 60018

                                                        Re: US Foods Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 17,
2023
                                                            File No. 001-37786

       Dear David Flitman:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations, page 27

   1. We note that you make an adjustment for business transformation costs in calculating adjusted net income and
that you have incurred such costs in every period from 2014 on.
                                                        Please tell us how you
determined that these costs are not normal, recurring, cash
                                                        operating expenses.
Refer to Question 100.01 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
 David Flitman
US Foods Holding Corp.
March 22, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions.



FirstName LastNameDavid Flitman                           Sincerely,
Comapany NameUS Foods Holding Corp.
                                                          Division of
Corporation Finance
March 22, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName